# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bitdeer Technologies Group, CIK 0001899123
CUSIP: G11448100
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Date of event which requires filing of this statement: 04/17/2026
Filed by CIK 0001977747
Persons authorized to receive notices and communications: Legal Department, 17th Floor, Aperia Tower 1, 08 Kallang Avenue, Singapore (U0), 339509, 65-8350-6351

## Reporting persons
- Shinning Stone Invest Co., Ltd. (CIK 0001977747): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 9,402,764; shared voting power 0; sole dispositive power 9,402,764; shared dispositive power 0; aggregate amount beneficially owned 9,402,764 (4.92% of the class)
  Comment: (1) Represents 9,402,764 Class A ordinary shares, par value US$0.0000001 per share, directly held by Shinning Stone Invest Co., Ltd. ("Shinning Stone"). Shinning Stone is a British Virgin Islands company wholly owned by Mr. Zhaofeng Zhao. Mr. Zhao is also the sole director of Shinning Stone.
  (2) The percentage of Class A ordinary shares beneficially owned is based on a total of 191,152,162 Class A ordinary shares of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on February 23, 2026 (Registration No. 333-283732) (the "Prospectus Supplement").
- Zhaofeng Zhao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 9,402,764; shared voting power 0; sole dispositive power 9,402,764; shared dispositive power 0; aggregate amount beneficially owned 9,402,764 (4.92% of the class)
  Comment: (1) Represents 9,402,764 Class A ordinary shares, par value US$0.0000001 per share, directly held by Shinning Stone, a British Virgin Islands company wholly owned by Mr. Zhaofeng Zhao. Mr. Zhao is also the sole director of Shinning Stone.
  (2) The percentage of Class A ordinary shares beneficially owned is based on a total of 191,152,162 Class A ordinary shares of the Issuer outstanding as of December 31, 2025, as reported in the Prospectus Supplement.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Name of issuer: Bitdeer Technologies Group
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Comment: This Amendment No. 2 to Schedule 13D relates to Class A ordinary shares, par value US$0.0000001 per share, of Bitdeer Technologies Group, an exempted company incorporated in the Cayman Islands (the "Issuer"), and amends the initial statement on Schedule 13D filed by the Reporting Persons on May 31, 2023 (the "Initial Statement"), as amended by Amendment No. 1 thereto filed on March 27, 2024 (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. No funds were received or used by the Reporting Persons in connection with the transfer of shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction: On April 17, 2026, Shinning Stone transferred 5,500,000 Class A ordinary shares to Amazing Radiant Limited in a private transaction for no consideration in connection with estate planning by Mr. Zhaofeng Zhao. Other than as described herein and in the Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reporting Person - Shinning Stone Invest Co., Ltd.
Amount of shares beneficially owned: 9,402,764
Percent of class A ordinary shares(1): 4.92%
Percent of ordinary shares(2): 3.99%
Percent of aggregate Voting power(3): 1.48%

Reporting Person - Zhaofeng Zhao
Amount of shares beneficially owned: 9,402,764
Percent of class A ordinary shares(1): 4.92%
Percent of ordinary shares(2): 3.99%
Percent of aggregate Voting power(3): 1.48%

(1) The percentage of Class A ordinary shares beneficially owned is based on a total of 191,152,162 Class A ordinary shares of the Issuer outstanding as of December 31, 2025, as reported in the Prospectus Supplement.
(2) The percentage of ordinary shares beneficially owned is based on a total of 235,552,084 ordinary shares outstanding of the Issuer (including 191,152,162 Class A ordinary shares and 44,399,922 Class V ordinary shares) as of December 31, 2025, as reported in the Prospectus Supplement.
(3) The percentage of aggregate voting power is calculated by dividing the voting power of the Class A ordinary shares beneficially owned by each Reporting Person by the total voting power of all ordinary shares of the Issuer, based on 191,152,162 Class A ordinary shares (one vote per share) and 44,399,922 Class V ordinary shares (ten votes per share) outstanding as of December 31, 2025, as reported in the Prospectus Supplement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person - Shinning Stone Invest Co., Ltd.
Sole power to Vote or direct the vote: 9,402,764
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 9,402,764
Shared power to dispose or to direct the disposition of: 0

Reporting Person - Zhaofeng Zhao
Sole power to Vote or direct the vote: 9,402,764
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 9,402,764
Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: On April 17, 2026, Shinning Stone Invest Co., Ltd. transferred 5,500,000 Class A ordinary shares, par value US$0.0000001 per share, of the Issuer to Amazing Radiant Limited, a company incorporated under the laws of the British Virgin Islands, in a private transaction for no consideration. No brokerage commissions were paid in connection with the transfer. Other than the foregoing, no transactions in the Class A ordinary shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 17, 2026, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Class A ordinary shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement

## Signatures
- Shinning Stone Invest Co., Ltd.: /s/ Zhaofeng Zhao, Zhaofeng Zhao/Director (04/20/2026)
- Zhaofeng Zhao: /s/ Zhaofeng Zhao, Zhaofeng Zhao (04/20/2026)